Exhibit 2

North American Palladium Ltd.

Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

		March 31	December 31
	Notes	2014	2013
ASSETS
Current Assets
Cash and cash equivalents		$21,921	$9,793
Accounts receivable	5	48,737	38,556
Inventories	6	17,613	14,239
Other assets	7	4,112	6,968

Total Current Assets		92,383	69,556

Non-current Assets
Mining interests	8	448,409	456,239

Total Non-current Assets		448,409	456,239

Total Assets		$540,792	$525,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$29,585	$48,797
Credit facility	5	24,832	17,834
Current portion of obligations under finance leases	11	2,877	2,988
Current portion of long-term debt	12	3,862	173,656
Current derivative liability	12	752	492

Total Current Liabilities		61,908	243,767

Non-current Liabilities
Income taxes payable		125	1,286
Asset retirement obligations	9	14,626	13,638
Obligations under finance leases	11	8,363	8,744
Long-term debt	12	228,631	35,864

Total Non-current Liabilities		251,745	59,532

Shareholders’ Equity
Common share capital and purchase warrants	13	829,572	798,411
Stock options and related surplus		9,276	9,128
Equity component of convertible debentures, net of issue costs	12	6,931	6,931
Contributed surplus		8,873	8,873
Deficit		(627,513)	(600,847)

Total Shareholders’ Equity		227,139	222,496

Total Liabilities and Shareholders’ Equity		$540,792	$525,795

Nature of operations and going concern – Note 1

Commitments and contingencies – Notes 15 and 18

Subsequent events – Notes 12, 13(d) and 21

See accompanying notes to the condensed interim consolidated financial statements

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

			Three months ended March 31
	Notes		2014	2013
Revenue	16		$48,736	$47,090

Mining operating expenses
Production costs			29,735	28,941
Smelting, refining and freight costs			4,183	3,802
Royalty expense			2,074	2,509
Depreciation and amortization			10,368	6,085
Loss on disposal of equipment			447	629

Total mining operating expenses			46,807	41,966

Income from mining operations			1,929	5,124

Other expenses
Exploration			768	4,840
General and administration			2,554	2,913
Interest and other income	17		(21)	(303)
Interest expense and other costs	17		17,318	2,209
Foreign exchange loss			7,976	822

Total other expenses			28,595	10,481

Loss from continuing operations before taxes			(26,666)	(5,357)
Income and mining tax recovery			—	—

Loss and comprehensive loss from continuing operations for the period			$(26,666)	$(5,357)
Income and comprehensive income from discontinued operations for the period	4		—	2,509

Loss and comprehensive loss for the period			$(26,666)	$(2,848)

Loss per share
Basic			$(0.11)	$(0.02)
Diluted	13	(d)	$(0.11)	$(0.02)

Loss from continuing operations per share
Basic			$(0.11)	$(0.03)
Diluted			$(0.11)	$(0.03)

Income from discontinued operations per share
Basic			$—	$0.01
Diluted			$—	$0.01

Weighted average number of shares outstanding
Basic	13	(d)	232,873,928	177,450,837
Diluted	13	(d)	232,873,928	177,450,837

See accompanying notes to the condensed interim consolidated financial statements

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

			Three months ended March 31
	Notes		2014	2013
Cash provided by (used in)
Operations
Loss from continuing operations for the period			$(26,666)	$(5,357)
Operating items not involving cash
Depreciation and amortization			10,368	6,085
Accretion expense (recovery)	17		(210)	954
Share-based compensation and employee benefits	13	(f)	476	413
Unrealized foreign exchange loss			7,538	—
Loss on disposal of equipment			447	—
Interest expense and other	17		17,508	936

			9,461	3,031
Changes in non-cash working capital	19		(26,210)	134

			(16,749)	3,165

Financing Activities
Issuance of common shares, net of issue costs			(38)	—
Issuance of convertible debentures, net of issue costs	12		28,464	—
Credit facility	5		6,085	23,000
Repayment of obligations under finance leases	11		(796)	(1,315)
Interest paid			(1,451)	(4,589)
Other financing costs			(499)	—

			31,765	17,096

Investing Activities
Additions to mining interests, net			(2,888)	(38,068)
Proceeds on disposal of mining interests, net			—	990

			(2,888)	(37,078)

Increase (decrease) in cash from continuing operations			12,128	(16,817)
Net cash provided by discontinued operations	4		—	20,142

Increase in cash			12,128	3,325
Cash and cash equivalents, beginning of period			9,793	20,168

Cash and cash equivalents, end of period			$21,921	$23,493

Cash and cash equivalents consisting of:
Cash			$21,921	$23,493
Short-term investments			—	—

			$21,921	$23,493

Foreign exchange included in cash balance			$1,072	$90

See accompanying notes to the condensed interim consolidated financial statements

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

(unaudited)

	Notes		Number of shares	Capital stock	Stock options	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2013	13		177,127,833	$776,632	$9,125	$6,931	$8,873	$(554,661)	$246,900
Common shares issued:
Settlement of obligations relating to production targets			709,220	1,000	—	—	—	—	1,000
Transaction costs related to previous issuances of common and flow-through shares			—	(52)	—	—	—	—	(52)
Stock based compensation:
Stock-based compensation	13	(b)	245,351	304	113	—	—	—	417
Net loss and comprehensive loss for the period ended March 31, 2013			—	—	—	—	—	(2,848)	(2,848)

Balance, March 31, 2013			178,082,404	$777,884	$9,238	$6,931	$8,873	$(557,509)	$245,417

January 1, 2014			197,109,924	$798,411	$9,128	$6,931	$8,873	$(600,847)	$222,496
Common shares issued:
Pursuant to conversion of convertible debentures (Tranche I)	12		76,407,816	30,871	—	—	—	—	30,871
Private placement of flow-through shares, net of issue costs			—	(38)	—	—	—	—	(38)
Stock based compensation:
Stock-based compensation	13	(b)	474,409	328	148	—	—	—	476
Net loss and comprehensive loss for the period ended March 31, 2014			—	—	—	—	—	(26,666)	(26,666)

Balance, March 31, 2014			273,992,149	829,572	9,276	6,931	8,873	(627,513)	227,139

See accompanying notes to the condensed interim consolidated financial statements

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

Notes to the condensed interim consolidated financial statements

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1. NATURE OF OPERATIONS AND GOING CONCERN

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The address of the Company’s registered office is 200 Bay Street, Suite 2350, Royal Bank Plaza South Tower, Toronto, Ontario, Canada, M5J 2J2. The Company’s 100%-owned subsidiary is Lac des Iles Mines Ltd. (“LDI”).

NAP operates the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is transitioning the LDI mine from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The Company also previously held 100% ownership of NAP Quebec Mines Ltd. (“NAP Quebec”) and on March 22, 2013, the Company completed the sale of NAP Quebec resulting in the disposition of all gold division assets.

The condensed interim consolidated financial statements for the Company as at March 31, 2014 and for the three month period ended March 31, 2014, include the Company and its significant subsidiaries (collectively referred to as the “Company”).

The condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. While the Company has operations that generate revenue, has recently completed an expansion that is reducing operating costs and increasing production, has exceeded plan in the first quarter of 2014, and completed an offering of 7.5% convertible unsecured subordinated debentures for gross aggregate proceeds of $35 million (note 21) subsequent to March 31, 2014, it has suffered losses from continuing operations for the three month period ended March 31, 2014.

The Company’s ability to continue operations and exploration and development activities is dependent upon a number of variables including, but not limited to, meeting production targets, metal prices, operational costs, capital expenditures, achieving profitable operations of the LDI mine and meeting future covenant requirements under the Company’s credit facility and senior secured term loan.

The Company’s senior secured term loan (note 12) and credit facility (note 5) contain several financial covenants, which, if not met would result in an event of default. Certain events of default result in these loans becoming immediately due. Other events of default entitle the lender to demand repayment and the senior secured term loan provides for the payment of a prepayment fee and penalty interest upon an event of default. If the Company’s lenders were to demand repayment of outstanding amounts, the Company would not have sufficient funds to repay its obligations when due. As at March 31, 2014, the Company was in compliance with the covenants of the senior secured term loan and the credit facility.

The Company’s credit facility matures in July 2014, and while the Company is in discussions with the lender about extending the credit facility, the Company does not have any committed alternative available financing in place and, while it has been successful at doing so in the past, there is no certainty that the required financing will be available or, if available, on acceptable terms.

These conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The condensed interim consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

2. BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2013 have been applied consistently by all of the Company’s entities for all periods presented in these condensed interim consolidated financial statements, unless otherwise indicated.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of NAP and its wholly-owned subsidiaries.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the condensed interim consolidated financial statements.

IAS 36 Recoverable Amounts

This standard was amended in May 2013 to change the disclosure required when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined. The amendments are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted. This amendment did not have a material impact on the condensed interim consolidated financial statements of the Company.

IFRIC 21 Accounting for Levies Imposed by Governments

This interpretation provides guidance on the obligating event giving rise to a liability in connection with a levy imposed by a government, and clarifies that the obligating event is the activity that triggers the payment of the levy as identified by the legislation. The interpretation is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the condensed interim consolidated financial statements of the Company.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On March 22, 2013, the Company divested of its interest in its gold division through the disposal of all of the shares of its wholly-owned subsidiary, NAP Quebec. As a result, the Company has presented the condensed interim consolidated financial statements to segregate the gold division as discontinued operations from those balances relating to the Company’s continuing operations for the period to March 22, 2013.

5. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At March 31	At December 31
	2014	2013
Accounts receivable	$48,737	$38,364
Unrealized gain on financial contracts[1]	—	192

Accounts receivable	$48,737	$38,556

[1]

As at March 31, 2014, a total of 39,000 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $820 per ounce of palladium (December 31, 2013 – 31,000 ounces of past palladium production at an average price of $768 per ounce). Refer to note 10.

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the March 31, 2014 forward metal prices and foreign exchange rates applicable for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from two customers at March 31, 2014 (March 31, 2013 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 16.

First priority security on accounts receivable and inventories of concentrate, crushed and broken ore and second priority security on the fixed assets have been pledged as security against a credit facility with a Canadian chartered bank, which matures July 4, 2014, and which is to be used for working capital liquidity and general corporate purposes. The maximum that can be utilized under the facility is the lesser of US$60 million and an amount determined by a borrowing base calculation. At March 31, 2014, US$36.4 million was borrowed under the facility. The credit facility contains certain financial covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and adjusted current ratio requirements, minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default. The loan also includes certain other covenants, including material adverse change provisions and cross-default provisions with the senior secured term loan. Certain events of default result in the credit facility becoming immediately due, while other events of default entitle the lender to demand repayment. As of March 31, 2014, the Company was in compliance with the covenants

Under the credit facility, as of March 31, 2014, the Company utilized US$13.9 million for letters of credit, primarily for reclamation deposits and has drawn down US$22.5 million ($24.8 million). During the three months ended March 31, 2014, net US$5.5 million ($6.1 million) was drawn down.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

6. INVENTORIES

Inventories consist of the following:

	At March 31	At December 31
	2014	2013
Supplies[1]	$10,496	$10,320
Concentrate inventory[1]	5,182	2,157
Crushed and broken ore stockpiles[1,2]	1,935	1,762

Total	$17,613	$14,239

[1]	This portion of inventories has been pledged as security on the Company’s credit facility. Refer to note 5.
[2]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.

All inventory amounts are carried at cost as at March 31, 2014.

7. OTHER ASSETS

Other assets consist of the following:

	At March 31	At December 31
	2014	2013
Prepaids	$1,363	$1,488
HST receivable	1,655	4,420
Investments[1]	150	150
Other	944	910

	$4,112	$6,968

[1]

On March 22, 2013, the Company sold its investment in NAP Quebec. A portion of the proceeds on the sale was equity-settled by the purchaser. Any gain or loss in the value of the investments is recognized in the consolidated statements of operations and comprehensive loss. The fair value of the investments at initial recognition was $1.4 million and was $0.2 million at March 31, 2014 and December 31, 2013.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

8. MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development[1]	Equipment under finance lease	Mining leases and claims, royalty interest, and development	Total
Carrying amounts
As at December 31, 2013	$56,181	$377,749	$11,559	$10,750	$456,239

As at March 31, 2014	$56,473	$370,104	$11,334	$10,498	$448,409

[1]

No interest was capitalized to mining interests for the three month period ended March 31, 2014. For the year ended December 31, 2013, $19.6 million of interest costs on long-term debt was capitalized to mining interests. On November 29, 2013, the Company amended its loan agreement. As a result, capitalized borrowing costs, due to the change in estimated timing of cash flows, were increased by an additional $9.0 million.

Depreciation and amortization

As a result of the finalization of the technical report for the LDI mine, which was released on March 31, 2014, the Company has revised its estimate of in-situ ounces of palladium used as the denominator for amortization of certain of its assets under the unit-of-production method. The revised estimate was based on the inclusion of proven and probable reserves and measured resources expected to be converted to reserves based on prior conversion rates. This change in estimate has been prospectively applied for all amortization calculations for March 2014 onward.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Certain assets are pledged as security for credit agreement arrangements and senior secured lenders. See notes 5, 12 and 18.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

9. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

At March 31, 2014, the changes in asset retirement and the related mine restoration deposit are as follows:

Asset retirement obligation (“ARO”), beginning of period – Continuing Operations	$13,638
Change in discount rate and estimated closure costs	894
Accretion expense	94

Asset retirement obligation, end of period – continuing operations	$14,626

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
Continuing Operations:
LDI mine[1]	2023	$14,626	$14,224	$14,055	$18,511

[1]	Including a letter of credit for Shebandowan West project, the total ARO-related letters of credit outstanding are $14.4 million.

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At March 31	At December 31
	2014	2013
Continuing Operations:
Inflation	2.00%	2.00%
Market risk	5.00%	5.00%
Discount rate	2.41%	2.75%

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of:

	At March 31	At December 31
	2014	2013
Accounts payable and accrued liabilities	$28,035	$48,797
Unrealized loss on financial contracts[1]	1,550	—

Accounts payable and accrued liabilities	$29,585	$48,797

[1]

As at March 31, 2014, a total of 39,000 ounces of past palladium production that had been delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $820 per ounce (December 31, 2013 – 31,000 ounces at an average price of $768 per ounce). An unrealized loss of $1.6 million has been recorded in accounts payable and accrued liabilities at March 31, 2014 (December 31, 2013 – unrealized gain of $0.2 million was recorded in accounts receivable). Refer to notes 5 and 14.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

11. LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 8 under the category of equipment under finance leases.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	March 31, 2014			December 31, 2013
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$3,388	$511	$2,877	$3,542	$554	$2,988
Between one and five years	8,923	560	8,363	9,418	674	8,744

	$12,311	$1,071	$11,240	$12,960	$1,228	$11,732
Less current portion			2,877			2,988

			$8,363			$8,744

OPERATING LEASES

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At March 31	At December 31
	2014	2013
Less than one year	$2,098	$1,892
Between one and five years	2,275	2,545
More than five years	—	11

	$4,373	$4,448

The total minimum lease payments recognized in expense during each of the stated three month end periods are as follows:

	Three months ended
	March 31	March 31
	2014	2013
Minimum lease payments expensed	$862	$387

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

12. LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At March 31	At December 31
	2014	2013
Senior secured term loan	$191,994	$173,656
Convertible debentures (2012)	36,246	35,864
Convertible debentures (2014—Tranche 1)	4,253	—

	$232,493	$209,520
Less current portion[1]	3,862	173,656

	$228,631	$35,864

[1]

Subsequent to December 31, 2013, following receipt of waivers from the Company’s senior secured term lender for covenant violations disclosed in the Company’s financial statements for the year ended December 31, 2013, the current portion was reclassified as non-current.

Senior secured term loan

On June 7, 2013, the Company closed a US$130 million senior secured term loan financing with Brookfield Capital Partners Ltd. (“Brookfield”) which bore interest at 15% per annum and is due June 7, 2017. The loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. NAP has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default.

At closing, the Company exercised an option to defer a commitment fee of US$3.9 million for a period of up to two years. As a result, the balance of the commitment fee was added to the principal outstanding with interest on the outstanding fee compounding monthly until repaid.

In addition to the term loan and the commitment fee included in the principal, the loan agreement also included provision for the payment of an exit fee equal to 5% of term loan principal settlements at the time of repayment.

On November 29, 2013, the Company amended its US$130 million senior secured term loan with Brookfield resulting in an additional advance of US$21.4 million of cash. The cash received consisted of an additional US$15.0 million added to the existing facility and a refund of US$6.4 million of cash interest previously paid to Brookfield.

Pursuant to the amendment, the interest rate was recalculated as if NAP had elected to accrue interest on the loan from the date of the original closing on June 7, 2013, resulting in a 4% increase of the interest rate from 15% to 19% until the Company voluntarily reverts to cash interest payments. After the Company voluntarily reverts to cash interest payments, and upon payment of interest and fees which have been deferred, the interest rate returns to 15% per annum on the principal amount outstanding. The exit fee contained in the original loan was replaced by an amendment fee and all interest accrued up to and including March 31, 2014 has been capitalized to principal along with the amendment and commitment fees. Prepayment of any principal (including capitalized interest and fees) is subject to a prepayment fee and voluntary prepayment conditions. In addition to the breaches of the financial covenants, the loan also includes certain other events of default, including material adverse changes, limits on liens, additional debt, payments and cross-default provisions. Certain events of default result in the loan becoming immediately due, together with the prepayment fee and penalty interest of 5% above the applicable rate while unpaid, and other events of default entitle the lender to demand repayment of the loan together with the prepayment fee and penalty interest.

The amendment resulted in an increase of the US$133.9 million principal of the loan at November 29, 2013 for capitalized interest of US$12.7 million, an additional loan of US$15.0 million, and amendment fee of US$8.1 million for a total revised principal of US$169.7 million. Capitalized borrowing costs, due to the change in estimated timing of cash flows, were increased by $9.0 million. Refer to note 8.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

The loan is measured at amortized cost. Interest on the loan was originally recorded at an effective interest rate of 16.7%. As a result of the amendment to the term loan agreement, the amended effective interest rate was adjusted to 18.0%.

The loan amendment also included modifications to the covenants.

Senior secured notes

During the fourth quarter of 2011, the Company issued $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million. The notes, which were due to mature on October 4, 2014, with a one year extension at the option of the Company, were issued in $1,000 denominations and bore interest at a rate of 9.25% per year, payable semi-annually, with 1 palladium warrant attached for each $1,000 note.

On June 7, 2013, the debt component of the senior secured notes was fully repaid using the proceeds from the senior secured term loan. The total payment amounted to $80.5 million and included settlement of the principal outstanding of $72.0 million, accrued interest of $1.3 million, and a redemption premium of $7.2 million. The repayment resulted in the recognition of a loss on extinguishment of $11.0 million.

The palladium warrants originally issued with the senior secured notes were not settled. A total of 72,000 palladium warrants were issued which entitle the holders to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce (the “Strike Price”), anytime up to October 4, 2014. If exercised, the Company will pay the warrant holder an amount equal to the average of the U.S dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. The Company has the option, subject to certain conditions, to pay the amount owing in common shares priced at a 7% discount to the volume weighted average price on the Toronto Stock Exchange for the five trading days prior to the date of exercise.

During June 2013, a total of 13,000 palladium warrants were exercised, resulting in a settlement payable of $0.6 million. The Company elected to apply the equity-settlement option, resulting in the issuance of 574,738 common shares. In July 2013, an additional 47,000 palladium warrants were exercised resulting in a $1.7 million cash settlement.

The derivatives relating to the outstanding palladium warrants are recorded at fair value through profit or loss at each reporting date. At March 31, 2014 and December 31, 2013, the 12,000 outstanding palladium warrants and related options were valued using a binomial model which included the following key assumptions:

	March 31	December 31
	2014	2013
Market price of palladium	$778	$711
Strike price	$620	$620
Volatility[1]	16%	21%
Risk free rate	1.07%	1.13%
Expected life (in years)	0.51	0.76

[1]	Expected volatility is estimated by considering historic average palladium price volatility based on the remaining life of the warrants.

The value of the derivative liability is $0.8 million at March 31, 2014 ($0.5 million – December 31, 2013).

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

Convertible Debentures (2012)

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using the effective interest rate method at a discount rate of 10.5%. The excess of the proceeds of $43.0 million over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition.

Of the net proceeds of $40.8 million, $33.9 million has been allocated to long-term debt, and the remaining portion of $6.9 million has been allocated to the equity component of the convertible debentures at the time of issuance.

Convertible Debentures (2014 – Tranche 1)

On January 31, 2014 and February 10, 2014, the Company closed a public offering with the aggregate sale of $32.0 million gross principal amount of convertible unsecured subordinated debentures (the “2014 Tranche 1 Debentures”) of the Company at a price of $1,000 per Debenture, including approximately 16.8 million common share purchase warrants (the “2014 Tranche 1 Warrants”). Net proceeds received were $28.5 million. The conversion price of the 2014 Tranche 1 Debentures is $0.635, and the exercise price of the 2014 Tranche 1 Warrants is $0.762.

The 2014 Tranche 1 Debentures will mature on January 31, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on January 31 and July 31 of each year, commencing July 31, 2014. The first interest payment on the 2014 Tranche 1 Debentures will include accrued and unpaid interest for the period from and including January 31, 2014 to, but excluding, July 31, 2014. Holders may convert their 2014 Tranche 1 Debentures into common shares of the Company at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of 2014 Tranche 1 Debentures, representing 50.4 million common shares of the Company. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Tranche 1 Debentures were held through to maturity (the “Make Whole Amount”). At the Company’s option, interest and Make Whole Amounts can be paid in common shares.

Each 2014 Tranche 1 Warrant entitles the holder thereof to purchase one common share of the Company at any time before March 28, 2017.

Due to the existence of multiple derivative instruments embedded within the contract, the Company has elected to account for the 2014 Tranche 1 Debentures and all related derivatives as one instrument at fair value through profit or loss, with future changes in fair value being recognized as derivative gains or losses through profit or loss. As a result of this election, transaction costs of $3.5 million were expensed in the period as financing costs.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

The initial fair value of the debt of $28.4 million was determined based on the publicly traded market price of the 2014 Tranche 1 Debentures, while the fair value of the 2014 Tranche 1 Warrants approved on March 28, 2014 was assigned a value of $3.6 million using the Black-Scholes model with the following key assumptions:

	March 31,	January 31,
	2014	2014
Market price common shares of NAP (PDL)	$0.54	$0.53
Strike price	$0.76	$0.76
Volatility[1]	78%	75%
Risk free rate	1.24%	1.14%
Expected life (in years)	2.99	3.00

[1]	Expected volatility is estimated by considering historic average daily price volatility of the common shares of the Company based on the remaining life of the warrants.

At March 31, 2014, $31.7 million of the outstanding 2014 Tranche 1 Debentures, including accrued interest and make-whole provisions, had been converted into 76,407,816 common shares of NAP. Debentures with an initial face value of $0.3 million were outstanding at March 31, 2014. All warrants issued were also outstanding at March 31, 2014. The fair value of the remaining debentures outstanding and the outstanding warrants as at March 31, 2014 is $0.4 million and $3.9 million, respectively, and these amount are recorded in the statement of financial position in long term debt and current portion of long term debt, respectively. The change in fair value from the transaction date to March 31, 2014 are included in interest and other income in the statement of comprehensive loss (refer to note 17).

On April 11, 2014 and April 17, 2014, the Company completed the second tranche issuance of securities (the “2014 Tranche 2 Debentures”). Refer to subsequent event disclosures in note 21. The conversion price of the 2014 Tranche 2 Debentures is $0.4629, and the exercise price of the 2014 Tranche 2 Warrants is $0.5786. As a result of this security offering, the anti-dilution clause within the 2014 Tranche 1 Debentures agreement resulted in an adjustment of the original exercise price for the 2014 Tranche 1 Warrants to $0.5786.

13. SHAREHOLDERS’ EQUITY

a) Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

b) Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. Union employees are entitled to an employer contribution of either: (a) $1.00 for each $1.00 contribution up to a maximum of 5% of base salary for employees who have been employed for 6-18 months (maximum $2,500 per year); or (b) $2.00 for each $1.00 contribution up to a maximum of 10% of base salary for employees who have been employed for greater than 18 months (maximum $5,000 per year). Non-union employees are entitled to an employer contribution equal to 3% of base salary plus an employer matching contribution of up to a maximum of 2% of base salary for employees who have been employed for greater than 90 days. The Company contributions are made either in cash or treasury shares of the Company on a quarterly basis. The maximum number of common shares available for grant shall not exceed 3,000,000 common shares of the Company. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the three months ended March 31, 2014, the Company contributed 474,409 shares with a fair value of $0.3 million, which was equal to the market value of the shares on the contribution date (2013 – 245,351 shares with a fair value of $0.3 million).

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

c) Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period when an optionee ceases to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares available for grant shall not exceed 8,000,000 common shares of the Company. As at March 31, 2014, 6,443,246 options (December 31, 2013 – 6,240,779 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	March 31, 2014		December 31, 2013
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,359,221	$1.91	4,207,249	$3.68
Granted	—	—	2,473,387	$1.07
Cancelled/forfeited	(202,467)	$2.08	(3,286,665)	$3.53
Expired	—	—	(34,750)	$3.86

Outstanding, end of period	3,156,754	$1.90	3,359,221	$1.91

Options exercisable at end of period	825,837	$4.07	822,508	$4.05

No options were exercised during the three month period ended March 31, 2014.

The following table summarizes information about the Company’s stock options outstanding at March 31, 2014:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at March 31, 2014	Options Exercisable at March 31, 2014
$1.00-2.50	6.10	2,272,587	—
$2.51-3.00	2.82	178,334	120,004
$3.01-6.00	3.63	508,333	508,333
$6.01-8.87	1.68	197,500	197,500

	5.24	3,156,754	825,837

(d) Reconciliation of the diluted number of shares outstanding:

	Three months ended March 31
	2014	2013
Net loss available to common shareholders	$(26,666)	$(2,848)
Effect of dilutive securities	—	—

Adjusted net loss available to common shareholders	$(26,666)	$(2,848)

Weighted average number of shares outstanding	232,873,928	177,450,837
Effect of dilutive securities	—	—

Weighted average diluted number of shares outstanding	232,873,928	177,450,837

Diluted net loss per share	$(0.11)	$(0.02)

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

On April 11, 2014 and April 17, 2014, the Company completed an offering consisting of a second tranche of convertible debentures. The calculation of the weighted average number of shares outstanding and the net profit or net loss to common shareholders will be impacted in future periods upon the assumed conversion of the convertible debentures. Refer to note 21.

For the three month periods ended March 31, 2014 and March 31, 2103, the dilutive effects of the palladium warrants, convertible debentures, warrants and stock options have not been included in the determination of diluted loss per share because to do so would be anti-dilutive.

(e) Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit (“RSU”) Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of RSUs. Each RSU is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of RSUs to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at March 31, 2014, 1,002,817 (December 31, 2013 – 708,609) restricted share units had been granted and were outstanding at an aggregate value of $0.5 million (December 31, 2013 – $0.5 million).

(f) Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense relating to continuing operations:

	Three months ended March 31
	2014	2013
Registered retirement savings plan	$328	$266
Common share stock options	148	147
Restricted share units	12	225

	$488	$638

14. FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, sales taxes receivable (included in other assets), accounts payable and accrued liabilities, credit facility, current derivative liabilities, obligations under finance leases and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of accounts receivable, other assets, and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to customers under smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The derivative liability relating to the palladium warrants issued in connection with the 2011 senior secured note issuance are measured at fair value using a binomial model.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities as of March 31, 2014 are the senior secured term loan ($199.8 million), convertible debentures ($43.0 million) and finance leases ($11.2 million).

Fair Value Hierarchy

The table below details the assets and liabilities measured at fair value at March 31, 2014:

	Notes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents		$21,921	$—	$—	$21,921
Investments	7	150			150
Accounts receivable	5		48,737		48,737
Financial liabilities
Fair value of financial contracts*	10		(1,550)		(1,550)
Fair value of current derivative liability	12		(752)		(752)
Fair value of convertible debentures	12	(391)	(3,862)		(4,253)

Net carrying value		$21,680	$42,573	$—	$64,253

*	As detailed in note 10, the liability relating to the mark-to-market on financial contracts is included in the carrying value of accounts payable on the balance sheet at March 31, 2014.

15. COMMITMENTS

(a) Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b) Operating Leases and Other Purchase Obligations

As at March 31, 2014, the Company had outstanding operating lease commitments and other purchase obligations of $4.4 million and $1.6 million, respectively (December 31, 2013 – $4.4 million and $1.0 million, respectively) the majority of which had maturities of less than five years (see note 11).

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

(c) Letters of Credit

As at March 31, 2014, the Company had outstanding letters of credit of $15.4 million, consisting of $14.4 million for various mine closure deposits and $1.0 million for a regulated energy supplier (December 31, 2013—$15.4 million outstanding letter of credit, consisting of $14.4 million for various mine closure deposits and $1.0 million for a regulated energy supplier).

16. REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2014
Three months ended March 31
Revenue – before pricing adjustments	$46,140	$32,300	$4,362	$3,964	$2,792	$2,676	$46
Pricing adjustments:
Commodities	2,687	2,481	179	126	145	(243)	(1)
Foreign exchange	(91)	(684)	237	145	93	116	2

Revenue – after pricing adjustments	$48,736	$34,097	$4,778	$4,235	$3,030	$2,549	$47

2013
Three months ended March 31
Revenue – before pricing adjustments	$45,550	$30,128	$4,734	$4,992	$3,087	$2,564	$45
Pricing adjustments:
Commodities	1,370	1,273	238	(29)	(28)	(84)	—
Foreign exchange	170	(187)	170	106	35	46	—

Revenue – after pricing adjustments	$47,090	$31,214	$5,142	$5,069	$3,094	$2,526	$45

During 2014, the Company delivered all of its concentrate to two customers under the terms of the respective agreements (2013 – two customers).

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

17. INTEREST EXPENSE & OTHER COSTS AND OTHER INCOME

	Three months ended March 31
	2014	2013
Interest expense & other costs
Interest on finance leases	$150	$184
Asset retirement obligation accretion	94	62
Accretion expense on long-term debt	(304)	892
Financing costs	4,036	81
Interest expense	10,042	40
Change in fair value of convertible debentures	2,732	—
Change in fair value of warrants	308	—
Unrealized loss on palladium warrants	260	950

	$17,318	$2,209

Other income
Gain on renouncement of flow-through expenditures	$—	$(276)
Interest income	(21)	(27)

	$(21)	$(303)

	$17,297	$1,906

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

18. CONTINGENCIES

There were no significant changes in contingencies in the three month period ended March 31, 2014. The contingencies are described in note 21 of the Company’s audited consolidated financial statements for the year ended December 31, 2013. Refer to note 21.

19. OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended March 31
	2014	2013
Cash provided by (used in):
Accounts receivable	$(10,181)	$(4,108)
Inventories	(2,273)	(1,152)
Other assets	2,856	497
Accounts payable and accrued liabilities	(15,451)	3,947
Taxes payable	(1,161)	—
Other financial liabilities	—	950

	$(26,210)	$134

20. SEGMENT INFORMATION

Following the sale of its discontinued gold operations on March 22, 2013 (see note 4), the Company has one reportable segment. The Company’s revenue by significant product type is disclosed in Note 16.

21. SUBSEQUENT EVENTS

Securities offering

On April 11, 2014 and April 17, 2014, the Company closed a public offering with the aggregate sale of $35.0 million gross principal amount of convertible unsecured subordinated debentures (the “2014 Tranche 2 Debentures”) of NAP at a price of $1,000 per 2014 Tranche 2 Debenture, including approximately 18.9 million common share purchase warrants (the “2014 Tranche 2 Warrants”). This offering represented Tranche 2 of the offering. Proceeds received, net of estimated fees, were $32.8 million. The conversion price of the 2014 Tranche 2 Debentures is $0.4629, and the exercise price of the 2014 Tranche 2 Warrants is $0.5786.

The 2014 Tranche 2 Debentures will mature on April 11, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2014. The first interest payment on the 2014 Tranche 2 Debentures will include accrued and unpaid interest for the period from and including April 11, 2014 to, but excluding, September 30, 2014. Holders may convert their 2014 Tranche 2 Debentures into common shares of NAP at any time at a conversion rate of approximately 2,160 Common Shares per $1,000 principal amount of Debentures. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Tranche 2 Debentures were held through to maturity (the “Make Whole Amount”). At the Company’s option, interest and Make-Whole Amounts can be paid in common shares.

Each 2014 Tranche 2 Warrant will entitle the holders thereof to purchase one common share of the Company at any time before the second anniversary of the date of issue.

If the outstanding debentures and warrants were fully converted, approximately 94.5 million additional common shares of the Company would be issued. As of April 30, 2014, $27.4 million of the 2014 Tranche 2 Debentures had been converted into 88.1 million common shares, representing the conversion and Make-Whole Amount common shares.

FIRST QUARTER REPORT 2014

North American Palladium Ltd.

Proposed Class Action Settlement

On April 28, 2014, the Company entered into a proposed settlement agreement, subject to certain conditions, for $2.4 million related to the previously disclosed potential class action lawsuit. The settlement will be paid or reimbursed by the Company’s insurer.

FIRST QUARTER REPORT 2014